Exhibit 16

November 19, 2003

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated November 14, 2003 of Optelecom, Inc. and are in agreement with the statements contained in the first three sentences of paragraph 1 and all statements contained in paragraph 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very Truly Yours,

/s/ Ernst & Young LLP